Mail Stop 4561

March 10, 2010

Jonathan J. Rubinstein
Chairman and Chief Executive Officer
Palm, Inc.
950 West Maude Avenue
Sunnyvale, CA 94085

      Re: Palm, Inc.
           Form 10-K for the Fiscal Year Ended May 29, 2009
           File No. 000-29597

Dear Mr. Rubinstein:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

               Sincerely,

               Patrick Gilmore
               Accounting Branch Chief